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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________April 2007

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of Principal Executive Office)

1.  Audited Financial Statements: Fiscal 2006 Ended 12/31/2006

    Form 52-109FT1: CEO Certification of Annual Filings

    Form 52-109FT1: CFO Certification of Annual Filings

    Audited Financial Statements: Management’s Discussion/Analysis

2.  Notice of Meeting and Record Date, dated 4/27/2007

    Notice of Meeting, dated 5/24/2007

    Information Circular for AGM to be held 5/24/2007, dated 5/24/2007

    Proxy

3.  Un-Audited Interim Financial Statements: Three Months Ended 3/31/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Zena Capital Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2006 and the consolidated statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 13, 2007	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada – U.S. Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations, has yet to achieve profitable operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our report to the shareholders dated April 13, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
April 13, 2007	Chartered Accountants

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

ASSETS	2006	2005

Current
Cash – Note 5	$ 11,861	$ 41,127
GST receivable	8,493	6,783
Due from related party – Note 6	1,400	-
Prepaid expenses and deposits	-	1,850

	21,754	49,760
Mineral property – Notes 3, 6 and Schedule 1	474,581	351,488

	$ 496,335	$ 401,248

LIABILITIES

Current
Accounts payable – Notes 6, 8 and 9	$ 267,591	$ 144,740
Convertible debentures – Note 8	-	100,000
Promissory notes – Note 9	100,000	-

	367,591	244,740

SHAREHOLDERS’ EQUITY

Share capital – Note 4	740,784	592,109
Contributed surplus – Note 4	21,450	23,250
Deficit accumulated during the exploration stage	(633,490)	(458,851)

	128,744	156,508

	$ 496,335	$ 401,248

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4 and 9

Subsequent Events – Notes 4, 6 and 9

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director
Terry Amisano		Kevin Hanson

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2006, 2005 and 2004 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2006	2005	2004	2006

Administrative expenses
Accounting and audit fees – Note 6	$ 24,092	$ 23,027	$ 17,991	$ 100,024
Consulting fees – Note 6	74,905	75,178	30,044	183,427
Filing fees	16,258	11,677	8,993	54,920
Interest and bank charges	343	341	1,547	3,353
Interest on convertible debentures – Notes 6 and 8	9,123	850	-	9,973
Interest on promissory notes – Notes 6 and 9	6,682	-	-	6,682
Investor relation costs	1,691	2,794	4,209	12,321
Legal fees	13,170	36,160	10,062	93,139
Office and miscellaneous – Note 6	12,392	12,258	10,347	61,254
Printing	932	966	1,133	6,144
Rent – Note 6	9,000	14,071	12,500	60,696
Sponsorship costs	-	-	14,750	22,250
Transfer agent	6,205	9,531	8,519	35,885
Travel – Note 6	-	5,161	2,674	13,777

Loss before other items	(174,793)	(192,014)	(122,769)	(663,845)

Other items:
Interest income	154	315	2,099	29,685
Project investigation costs	-	-	-	(5,680)
Write-down of promissory note	-	-	-	(6,000)
Stock-based compensation	-	(1,899)	(21,351)	(23,250)

Loss for the period before income tax provision	(174,639)	(193,598)	(142,021)	(669,090)

Recovery of future income tax asset	-	-	35,600	35,600

Net loss for the period	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	15,745,345	15,002,499	13,778,457

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2006	2005	2004	2006

Operating Activities
Net loss for the period	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)
Non-cash items:
Write-down of promissory note	-	-	-	6,000
Stock-based compensation	-	1,899	21,351	23,250
Recovery of future income tax asset	-	-	(35,600)	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	(1,710)	(5,341)	2,951	(8,493)
Accrued interest receivable	-	820	271	-
Due from related party	(1,400)	-	-	(1,400)
Prepaid expenses and deposits	1,850	2,800	10,850	-
Accounts payable	122,851	122,794	(840)	267,591

Cash used in operating activities	(53,048)	(70,626)	(107,438)	(382,142)

Investing Activities
Promissory note receivable repaid	-	-	-	(6,000)
Mineral property costs	(123,093)	(80,454)	(164,079)	(474,581)

Cash used in investing activities	(123,093)	(80,454)	(164,079)	(480,581)

Financing Activities
Issuance of share capital	46,875	-	300,000	674,584
Share subscriptions received	-	-	(100,000)	-
Convertible debentures issued	-	100,000	-	100,000
Promissory notes issued	100,000	-	-	100,000

Cash provided by financing activities	146,875	100,000	200,000	874,584

Increase (decrease) in cash during the period	(29,266)	(51,080)	(71,517)	11,861

Cash and term deposits, beginning of period	41,127	92,207	163,724	-

Cash and term deposits, end of period	$ 11,861	$ 41,127	$ 92,207	$ 11,861

…/cont’d.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

	2006	2005	2004

Cash and term deposits represented by:
Cash	$ 7,707	$ 37,127	$ 15,207
Term deposit	-	-	73,000
Funds held in trust	4,154	4,000	4,000

	$ 11,861	$ 41,127	$ 92,207

Non-cash Transactions:

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2006, $100,000 convertible notes were converted into shares of the Company’s common stock at $0.1017 for a total of 983,605 common shares issued.  This transaction was excluded from the statements of cash flows.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	6,750,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	11,002,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	11,002,500	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-	-	100,000
Net loss for the year	-	-	-	-	(75,927)	(75,927)

Balance, December 31, 2003	11,022,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207

Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508

…/cont’d

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares issued for cash:
On exercise of share purchase options
– at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Shares issued on conversion of debentures – at $0.1017	983,605	100,000	-	-	-	100,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the year	-	-	-	-	(174,639)	(174,639)

Balance, December 31, 2006	16,863,604	$ 740,784	$ -	$ 21,450	$ (633,490)	$ 128,744

* The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS

for the years ended December 31, 2006 and 2005

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		December 31,
	2004	Additions	2005	Additions	2006

Acquisition costs
Option payments	$ 10,000	$ 10,000	$ 20,000	$ 10,000	$ 30,000
Legal fees	9,211	-	9,211	15,475	24,686
Advance royalty payments	1,200	2,800	4,000	12,000	16,000

Balance, ending	20,411	12,800	33,211	37,475	70,686

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	49,735	45,190	94,925	44,853	139,778
Drilling	36,081	-	36,081	5,118	41,199
Excavation	-	-	-	3,199	3,199
Geology	17,681	800	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Insurance	-	-	-	1,000	1,000
Leasing costs	9,050	5,500	14,550	5,100	19,650
Project supervisions and engineering	79,733	9,560	89,293	548	89,841
Travel	10,391	4,533	14,924	6,974	21,898
Other	3,208	2,071	5,279	5,503	10,782

Balance, ending	211,229	67,654	278,883	72,295	351,178

Equipment costs	36,394	-	36,394	1,323	37,717

Permit and security deposits	3,000	-	3,000	12,000	15,000

	$ 271,034	$ 80,454	$ 351,488	$ 123,093	$ 474,581

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is an exploration stage public company whose common shares trade on the TSX Venture Exchange (“Exchange”).  The Company has acquired a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia (Note 3) and has not yet determined whether this property contains reserves that are economically recoverably.  This acquisition served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the Exchange and effective April 2, 2004, the Company was no longer considered a Capital Pool Company.  The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2006, the Company had not yet achieved profitable operations, has a working capital deficiency of $345,837, has accumulated losses of $633,490 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

The operations of the Company have primarily been funded by the issuance of capital stock and debt.  Continued operations of the Company are dependent on the Company’s ability to complete equity or debt financing or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financing.  Such financing may not be available or may not be available on reasonable terms.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 10, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting polices summarized below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rock Creek Minerals Ltd. (“Rock Creek”).  All inter-company accounts have been eliminated.

The Company incorporated Rock Creek on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia.  The subsidiary changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

b) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

c)

Mineral Property Costs

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

c)

Mineral Property Costs – (cont’d)

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write-downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

d) Financial Instruments

The carrying value of cash, due from related party, accounts payable, convertible debentures and promissory notes approximates fair value due to the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

e)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 5

Note 2

Significant Accounting Policies – (cont’d)

g)

Stock-based Compensation

The fair value of all share purchase options granted after January 1, 2002, are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing assumptions do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

h)

Flow-through Shares

Under terms of flow-through share agreements, the related exploration expenditures are renounced to the subscribers of such shares.  In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

i)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.  Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 6

Note 2

Significant Accounting Policies – (cont’d)

j)

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At December 31, 2006, the Company cannot reasonably estimate the fair value of the resource properties’ site restoration costs, if any.

Note 3

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain industrial mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totalling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  Minimum advance royalty payments of $4,000 per year, commencing July 31, 2003, were recorded as payables for July 31, 2004, 2005 and 2006.  The Company is also required to pay $90,000 on commencement of commercial production.

Note 4

Share Capital

a)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

b)

Issued:

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.  The number of shares issued and all other commitments to issue shares has been retroactively restated.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 7

Note 4

Share Capital – (cont’d)

c)

Escrow Shares:

At December 31, 2006, there were 1,213,392 (December 31, 2005: 3,640,188) common shares held in escrow.  The escrow shares were released to the shareholders on April 1, 2007.

d)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted Average
	Number	Value

Options outstanding, December 31, 2004 and 2005	1,342,500	$0.06
Options exercised	(877,500)	$0.05
Options expired	(90,000)	$0.10

Options outstanding and exercisable, December 31, 2006	375,000	$0.075

At December 31, 2006, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

Note 5

Restricted Cash

Included in cash is $4,154 (December 31, 2005: $4,000) held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Note 6

Related Party Transactions – Notes 3, 8 and 9

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 8

Note 6

Related Party Transactions – Notes 3, 8 and 9 – (cont’d)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2006	2005	2004	2006

Administrative expenses
Accounting	$ 14,092	$ 18,980	$ 15,991	$ 75,537
Consulting	72,000	72,000	9,000	153,000
Interest on convertible debenture	7,978	679	-	8,657
Interest on promissory notes	4,158	-	-	4,158
Office and miscellaneous	9,000	10,372	9,000	53,497
Rent	9,000	9,900	9,000	53,025
Travel	-	-	1,575	1,575

	116,228	111,931	44,566	349,449

Deferred exploration costs:
Consulting	45,465	44,246	29,376	119,087

	$ 161,693	$ 156,177	$ 73,942	$ 468,536

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Due from related party is due from a company formerly with common directors with respect to advances to that company.  This amount was repaid subsequent to December 31, 2006.

Included in accounts payable at December 31, 2006 is $210,694 (2005: $112,211) due to a partnership controlled by two directors of the Company and a significant shareholder of the Company with respect to unpaid administration expenses.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 9

Note 7

Income Taxes

The Company has available Canadian exploration and development expenses of $514,127 and non-capital losses of $500,013, which may be carried forward to reduce taxable income in future years.  The non-capital losses expire as follows:

2007	$ 5,312
2008	38,701
2009	64,342
2010	10,733
2014	10,733
2015	196,398
2026	173,794

$ 500,013

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets:
Non-capital loss carry-forward	$ 170,604	$ 116,134
Resource expenditures	31,480	32,845

	202,084	148,979
Valuation allowance for future income tax assets	(202,084)	(148,979)

Future income tax asset, net	$ -	$ -

Note 8 Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totalling $100,000.  Convertible debentures totalling $80,000 were issued to related parties.  These parties are related by virtue of being directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.  The principal amount of the debentures was converted on November 30, 2006 at $0.1017 per share for 983,605 common shares.  Debentures bore interest at 10% per annum and interest payable on convertible debentures is $9,973 and is included in accounts payable at December 31, 2006 of which $7,978 is due to related parties.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 10

Note 9

Promissory Notes

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.  Accounts payable includes $6,682 in interest with respect to these notes of which $4,151 is due to the related parties.

By five promissory notes dated March 26, 2007, the Company borrowed $100,000 from various lenders, which included $80,000 from related parties.  The parties are related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.

Note 10

Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties are expensed as incurred.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 11

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

b)

Flow-through Shares

Under Canadian GAAP flow-through shares are reported as share capital at the value of consideration received less the tax value of the exploration costs renounced. The recovery of the related future income tax liability incurred on renunciation of the expenditures is reported on the statement of operations.  Under US GAAP the fair value of the flow-through shares are reported as share capital and a liability recorded for differences between fair value and consideration received.  The related future income tax liability and tax expense incurred on renunciation of the expenditures is reversed with no effect on the statement of operations and the difference between the fair value of the shares and the value of the liability recorded when the shares were issued, if any, is recorded as recovery of the deferred tax liability on the statement of operations.  As the value of the consideration received for the flow-through shares issued was equal to their fair value on the date issued, no recovery of deferred tax liability is required for US GAAP purposes and the flow-through shares would be reported at the value of the consideration received.

c)

Convertible Debentures

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the convertible debentures issued during the year ended December 31, 2006 would be allocated to contributed surplus (additional paid-in capital) from share capital.

Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital).  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  Accordingly, for US GAAP purposes, for the year ended December 31, 2006, an additional interest expense (including accretion) of $20,827 has been recorded.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 12

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows:

				February 8, 2000
				(Date of
				Incorporation)
				to December 31,
STATEMENT OF OPERATIONS	2006	2005	2004	2006

Net loss for the year per Canadian GAAP	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)

Resource property acquisition costs	(37,475)	(12,800)	-	(70,686)
Exploration costs incurred	(72,295)	(67,654)	(124,685)	(351,178)
Recovery of future income tax liability	-	-	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(20,827)	(15,058)	-	(35,885)

Net loss per US GAAP	$ (305,236)	$ (289,110)	$ (266,706)	$ (1,126,839)

Basic and diluted loss per share per US GAAP	$ (0.02)	$ (0.02)	$ (0.02)

STATEMENT OF CASH FLOWS

Cash flows used in operation activities per Canadian GAAP	(53,048)	$ (70,626)	$ (107,438)	$ (382,142)

Resource property acquisition	(37,475)	(12,800)	-	(70,686)
Exploration costs incurred	(72,295)	(67,654)	(124,685)	(351,178)

Cash flows used in operating activities per US GAAP	(162,818)	(151,080)	(232,123)	(804,006)

Cash flows from financing activities per Canadian and US GAAP	146,875	100,000	200,000	874,584

Cash flows used in investing activities per Canadian GAAP	(123,093)	(80,454)	(164,079)	(480,581)

Resource property acquisition	37,475	12,800	-	70,686
Exploration costs incurred	72,295	67,654	124,685	351,178

Cash flows used in investing activities per US GAAP	(13,323)	-	(39,394)	(58,717)

Increase (decrease) in cash per Canadian and US GAAP	$ (29,266)	$ (51,080)	$ (71,517)	$ 11,861

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 13

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows: – (cont’d)

	December 31,	December 31,
BALANCE SHEET	2006	2005

Total assets per Canadian GAAP	$ 496,335	$ 401,248
Mineral property acquisition and exploration costs	(421,864)	(312,094)

Total assets per US GAAP	$ 74,471	$ 89,154

Total liabilities per Canadian GAAP	$ 367,591	$ 244,740
Fair value of warrants on convertible debentures	-	(36,597)

Total liabilities per US GAAP	$ 367,591	$ 208,143

Deficit, per Canadian GAAP	$ (633,490)	$ (458,851)
Resource property acquisition costs	(70,686)	(33,211)
Exploration costs incurred	(351,178)	(278,883)
Recovery of FIT liability	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(35,885)	(15,058)

Deficit, per US GAAP	(1,126,839)	(821,603)

Share capital and share subscriptions per Canadian GAAP	740,784	592,109
Flow-through shares	-	35,600

Share capital and share subscriptions per US GAAP	740,784	627,709

Contributed surplus per Canadian GAAP	21,450	23,250
Interest expense accreted on convertible debentures	35,885	15,058
Fair value of warrants on convertible debentures	-	36,597

Contributed surplus per US GAAP	57,335	74,905

Total shareholders’ equity (deficiency) per US GAAP	$ (293,120)	$ (118,989)

Note 11

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

ZENA CAPITAL CORP.

ANNUAL REPORT

for the year ended December 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report: April 30, 2007

1.2 Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”). The Company and the optionor were arm’s-length parties. The properties consist of 12 claims (12 units) encompassing 300 hectares. In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”). On April 2, 2004, the Company completed its Qualifying Transaction. The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below). By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid. In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property. This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs. The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent. As a result of these expenditures, the Company earned a 30% interest. The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5. The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004. Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite. Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals. The qualified engineering report (43-101 compliant report) has categorized this resource. The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 2

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”. Minimum advance royalty payments of $4,000 per year are payable by July 31. The Company must also pay $90,000 upon the commencement of commercial production. Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs. The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

Operations during the year ended December 31, 2006 were primarily related to issues with respect to access to the Property. During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site. The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision. Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located. A baseline survey was completed in May 2005. This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water). Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities. The Company attempted to negotiate the terms of an Access agreement with the landowner. After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard. The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access. The Company submitted to the MAB on April 6, 2005. On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process. The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property. On August 3, 2005, the Company received the Order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landower. The Company filed the Order with the Supreme Court of British Columbia. The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 3

The Company agreed with and has followed the MAB process. By an Arbitration Order dated February 24, 2006, the matters related to access as outlined in the Mediation Order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld. The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order. The Company commenced its exploration programs in July and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order. The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order. As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral barite, including bulk sampling and reclamation of these claims. The reclamation work, as required by the Order dated February 24, 2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample. The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral. In that regard, the Company, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.

The landowner has filed a statement of defence to the Company’s claim and has filed a counterclaim against the Company. The Company intends to respond to the statement of defence and views the counterclaim as frivolous and is confident that it will be successful in its defence and it is unlikely to suffer any loss. Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000. Each debenture bared interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid. On November 30, 2006 the principal portion of the debentures were converted into 983,607 common shares at $0.1017 per share. No warrants were issued. These debentures were payable to directors of the Company, a spouse of a director of the Company and a significant shareholder of the Company.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring. This agreement was for one year with an option for MI to renew for an additional three years. Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI. The Company is currently attempting to negotiate a new contract.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 4

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders,

which include $60,000 from related parties. The parties were related by virtue of being companies with common directors and a significant shareholder of the Company. The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory note dated March 27, 2007, the Company borrowed a further $100,000 from various lenders, which includes $80,000 from related parties. The parties are related by virtue of being companies with common directors, a director of the Company and a significant shareholder of the

Company. The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary. The proceeds of this financing will be applied to exploration on the Company’s Industrial Mineral Property and for general working capital.

1.3 Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

Years ended December 31,

    2006

    2005

    2004

Total revenues

$            -

$            -

$           -

Loss before discontinued operations and

extraordinary items

(174,639)

(193,598)

(142,021)

Basic and diluted loss per share before

 discontinued operations and

 extraordinary items

      (0.01)

      (0.04)

      (0.02)

Net loss

(174,639)

(193,598)

(142,021)

Basic and diluted loss per share

      (0.01)

      (0.04)

      (0.02)

Total assets

  496,335

  401,248

 370,153

Total long-term liabilities

             -

              -

            -

Cash dividends per share

             -

              -

            -

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004. The TSX’s approval of the qualifying transaction was on April 2, 2004. After that date, the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project. This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 in the year ended December 31, 2004 to approximately $350,000 in the year ended December 31, 2005 and $474, 581 during the year ended December 31, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 5

1.4 Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.

Net loss during 2006 over the comparative year of 2005 generally remained consistent, except for an increase in interest expense, which relates to the interest on the convertible debenture and promissory notes as discussed in section 1.5. Legal fees related to administrative expenses has decreased significantly primarily due to the costs related to the Convertible debentures in 2005 which was set up in 2005. The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

The Company reported a net loss of $174,639 for the year ended December 31, 2006. Administrative expenses for the year ended December 31, 2006 has decreased by $17,221 compared to the year ended

December 31, 2005. This is primarily due to more less by the Company with respect to its mineral claims and financing arrangements. The majority of the year related to the Company awaiting the

Arbitration Order and, consequently, activity was somewhat reduced. Legal fees in the prior year were primarily related to financing, whereas although there was promissory notes issue, the legal costs related thereto were significantly less. Interest costs increased during 2006 due to interest costs associated with the convertible debentures and promissory notes. Financing arrangements for the exercise of options was conducted by the Company and consequently there were no legal costs associated with this. Filing fees all increased in the current year due to TSX fees with respect to the 3 for 1 share split. Rent costs decreased in 2006 due to a reduction in administrative office space used in

2006.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 6

The Company recorded a total of $123,093 in costs for the year ended December 31, 2006 on the

Industrial Mineral Property, as described above. Details of these costs are disclosed in Schedule 1 of the financial statements. The increase in costs during 2006 were primarily related to increase in access/property related costs such as direct legal costs and accrued royalty payments, increase in exploration costs primarily related to the test sample taken and permit and security deposits paid that were necessary to gain access to the property.

1.6 Liquidity

The Company has total assets of $496,335. The Primary assets of the Company are cash of $11,861 and a mineral property carried at $474,581. The Company currently has $100,000 in promissory notes due and has a total working capital deficiency of $345,837. Due to the fact that the Company has borrowed a further $100,000 from related parties subsequent to December 31, 2006, it is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time. In addition,

approximately $226,000 of the accounts payable and the $100,000 in promissory notes are all due to either related parties or close business associates which are not likely to make demands that would put the Company at any significant liquidity risk.

1.7 Capital Resources

The only capital resource of the Company is the mineral property, carried at $474,581. The

Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2. The Company has commenced discussions with interested parties regarding the same.

1.8 Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9 Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and companies controlled by directors of the Company (Kevin Hanson and Terry

Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company and a Company controlled by that shareholder (Greg Burnett):

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 7

February 8, 2000

(Date of

Incorporation) to

           Years ended December 31,

December 31,

    2006

    2005

    2004

        2006

Administrative expenses

   Accounting

$ 14,092

$  18,980

$  15,991

$   75,537

   Consulting

   72,000

    72,000

      9,000

   153,000

   Interest on convertible

      debenture

     7,978

         679

             -

       8,657

   Interest on promissory

      notes

     4,158

             -

             -

       4,158

Office and miscellaneous

     9,000

    10,372

     9,000

     53,497

Rent

     9,000

      9,900

     9,000

     53,025

Travel

            -

             -

     1,575

      1,575

______________________________________

__________

 116,228

  111,931

   44,566

   349,449

Deferred exploration costs:

   Consulting

   45,465

    44,246

   29,376

   119,087

______________________________________

__________

$ 161,693

$ 156,177

$ 73,942

$ 468,536

______________________________________

__________

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at September 30, 2006 is $82,594 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $128,100 due to a company controlled by a significant shareholder of the Company (Greg Burnett). These amounts relate to unpaid fees accumulated for over two years with respect to consulting fees, accounting services, rent and other office expenses.

Included in promissory notes is a total $60,000 owing to Terry Amisano Ltd., Greg Burnett and

Karkrash Holdings Ltd. (controlled by a Kevin Hanson).

1.10 Fourth Quarter

The fourth quarter events were primarily related to continued work with respect to the Property and administration of the Company. The Property work was primarily relating to the removal of the temporary withholding of access and the extraction of the test sample.

1.11 Proposed Transactions

N/A

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 8

1.12 Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13 Changes in Accounting Policies

The Company adopted no new accounting policies during the year ended December 31, 2006.

1.14 Financial Instruments and Other Instruments

The carrying value of cash, due from related party, accounts payable, convertible debentures and promissory notes approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest,

currency or credit risks arising from these financial statements.

1.15 Other MD&A Requirement

a) Additional information relating to the Company is on SEDAR at www.sedar.com.

b) Disclosure of Outstanding Share Data

i) Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

ii) Common Shares Issued:

   Number*

   Amount

__________

_________

Balance, December 31, 2005

15,002,499

$  592,109

Shares issued for cash stock options

- at $0.05

     817,500

      40,875

- at $0.10

       60,000

        6,000

Shares issued on conversion of debentures – at $0.1017

     983,605

    100,000

Transfer from contributed surplus

               -

        1,800

__________

_________

Balance, December 31, 2006 and April 30, 2007

16,863,604

$  740,784

__________

_________

* The number of shares issued has been retroactively restated for a three for one forward split on August 16, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2006 – Page 9

iii) Share Purchase Options

At December 31, 2006 and April 30, 2007, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share. These share purchase options expire on April 7, 2009.

On April 4, 2006, the Company issued 877,500 common shares pursuant to the exercise of

817,500 share purchase options at $0.05 per share and 6,000 share purchase options at

$0.10 per share. The shares were issued to Terry Amisano and Kevin Hanson (393,750 each), Brian Hanson (30,000) and Roy Brown (60,000).

Share purchase options for the acquisition of 90,000 common shares at $0.10 per share expired on April 7, 2006.

iv) Escrow Shares:

At December 31, 2006, there were 1,213,392 common shares held in escrow. These escrow shares were released to the shareholders on April 1, 2007.

c) Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President and the Chief Financial Officer, of

the effectiveness of the design and operations of the Company’s disclosure controls and procedures. Based on that evaluation, the President and Chief Financial officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company’s President and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

April 27, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**ZENA CAPITAL CORP**
Meeting Type:	Annual General Meeting
ISIN:	CA98935B1094
Meeting Date:	June 28, 2007
Record Date for Notice:	May 24, 2007
Record Date for Voting:	May 24, 2007
Beneficial Ownership Determination Date:	May 24, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Andrea Byrne"

Andrea Byrne
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8092ZCC.pdf

ZENA CAPITAL CORP. Annual General Meeting to be held on June 28, 2007 Notice of Annual General Meeting and Information Circular May 24, 2007

ZENA CAPITAL CORP.

Suite 604, 750 West Pender Street

Vancouver, B.C.

V6C 2T7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Zena Capital Corp. (the “Company”) will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, on Thursday June 28, 2007 at 10:00 a.m.  At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2006, together with the auditor’s report thereon, and consider resolutions to:

1.

fix the number of directors of the Company for the ensuing year at three;

2.

elect directors for the Company for the ensuing year;

3.

appoint Morgan & Company, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

confirm the Company’s existing stock option plan; and

5.

transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention:  Corporate Services Division, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.  If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Tuesday June 26, 2007 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy.  Only shareholders of record at the close of business on Thursday May 24, 2007 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 24th day of May, 2007.

ON BEHALF OF THE BOARD

(signed) “Terry M. Amisano”

Terry M. Amisano,

President and Chief Executive Officer

ZENA CAPITAL CORP.

Suite 604, 750 West Pender Street

Vancouver, B.C.

V6C 2T7

INFORMATION CIRCULAR

(as at May 24, 2007 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Zena Capital Corp. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday June 28, 2007 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director or officer of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention:  Corporate Services Division, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 by the close of business on Tuesday June 26, 2007 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs.  Generally, an OBO who has not waived the right to receive Meeting Materials will either:

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Pacific Corporate Trust Company; or

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2006, together with the auditor’s report on those statements and Management’s Discussion and Analysis (the “Financial Statements”), will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company’s authorized capital consists of an unlimited number of common shares without par value and 100,000,000 preferred shares without par value of which 16,863,604 common shares are issued and outstanding and no preferred shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Thursday May 24, 2007 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.(1)	6,168,002	36.6%
Terry Amisano	2,948,804	17.5%
Kevin Hanson	2,752,083	16.3%
Alan Crawford	1,880,054	11.1%

Note:

(1)

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

As at May 24, 2007, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 7,837,662 common shares, representing 46.48% of the total issued and outstanding common shares.

The purpose of the Meeting is to fix the number of and to elect directors for the ensuing year, to appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor and to confirm the Company’s existing stock option plan.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three.  Shareholders will also be asked at the Meeting to pass an ordinary resolution to confirm the number of directors for the ensuing year at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiary which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
TERRY M. AMISANO Surrey, B.C. President, Chief Executive Officer and Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	2,948,804
KEVIN R. HANSON North Vancouver, B.C. Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	2,752,083
ALAN CRAWFORD Vancouver, B.C. Director	Managing Director of Techven Finance Corp., a management company providing finance and consulting services to public companies, President and CEO of Northern Continental Resources Inc. and Northern Hemisphere Development Corp.	February 14, 2003	1,880,054

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.  Certain of these shares are subject to escrow restrictions.

The members of the Company’s audit committee are Terry Amisano, Kevin Hanson and Alan Crawford.  Terry Amisano is the Company’s Chief Executive Officer and is therefore not considered to be an independent member of the audit committee.  Each of Kevin Hanson and Alan Crawford are considered to be independent members in accordance with Multilateral Instrument 52-110, Audit Committee, of Canadian Securities Administrators.  Each member of the audit committee is “financially literate” in accordance with Multilateral Instrument 52-110 of Canadian Securities Administrators.

The Company does not have an executive committee of its board of directors nor does it have a compensation committee.

No proposed director is being elected under any arrangement or understanding between the proposed directors and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Save as hereinafter disclosed, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Kevin Hanson was a director of Commercial Consolidators Corp. from November, 2001 to July, 2002.  In the fall of 2002 Commercial Consolidators had a receiver appointed to manage its affairs.  The receiver has been discharged.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Named Executive Officers

Summary of Compensation

There are presently two Named Executive Officers of the Company, being Terry M. Amisano (President and Chief Executive Officer) and Roy Brown (Chief Financial Officer and Secretary).  “Named Executive Officer” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Named Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Terry M Amisano, President and Chief Executive Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(2) Nil(2) Nil(2)
Roy Brown(3) Chief Financial Officer and Secretary	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$45,465 $44,246 $29,376	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil $900(6) $1,575(5)
Brian Hanson(4) (former Chief Financial Officer and Secretary)	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

On March 16, 2000 the Company granted incentive stock options to Terry M. Amisano and Brian Hanson exercisable until April 9, 2006 at $0.15 per share (5 years from the date of listing the shares on the TSX Venture Exchange Inc.).  These options were all exercised in March of 2006.  As no SARs have been granted, all references are to incentive stock options.

(2)

During the Company’s fiscal year ending December 31, 2006, the Company paid Amisano Hanson, Chartered Accountants, in which Terry Amisano and Kevin Hanson are partners, fees totalling $14,092 ($18,980 for 2005 and $15,991 for 2004) for accounting services, $12,000 ($12,000 for 2005 and $9,000 for 2004) for consulting services and $18,000 ($18,000 for 2005 and $18,000 for 2004) for office rent, equipment and general office supplies rendered to the Company.

(3)

Roy Brown was appointed Secretary and Chief Financial Officer on April 21, 2004.

(4)

Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004.

(5)

This amount represents travel allowance payments.

(6)

Roy Brown received reimbursement of out-of-pocket expenses and $300 per month for rental expense incurred in providing him with an office.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company implemented a stock option plan dated March 21, 2004 and the stock option plan was accepted by the TSX Venture Exchange on April 12, 2004.  Under the stock option plan, the Board of Directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company and its subsidiary entitling them to purchase common shares.  The purpose of the stock option is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, senior officers, employees and consultants, to reward directors, employees and consultants for their contribution toward the long term goals of the Company and to enable and encourage such persons to acquire common shares as long term investments.  The stock option plan is administered by the Company’s Secretary at the direction of the board of directors.

No stock options were granted to Named Executive Officers during the most recently completed financial year.

The Company has not repriced downward any options or SARs during its most recently completed financial year.

The following stock options were exercised during the Company’s most recently completed financial year by the Named Executive Officers.  The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Aggregate option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at December 31, 2006		Value of Unexercised in-the-Money Options/SARs at December 31, 2006(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Terry M. Amisano, President and Chief Executive Officer	393,750(3)	255,937.50	Nil	Nil	Nil	Nil
Roy Brown Chief Financial Officer and Secretary	60,000(3)	36,000	Nil	Nil	Nil	Nil

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.  The Company’s shares did not trade on December 31, 2006.  The last closing price of the Company’s shares was $0.70 on December 13, 2006.  This has been the closing price used in making this calculation.

(2)

“in-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2006 over the exercise price of the options.  Prior to December 31, 2006, the Company’s shares lasted traded on December 13, 2006 at a closing price of $0.70.

(3)

This represents a post subdivided number of shares as a result of the Company subdividing its common shares on a 3 for 1 basis in 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiary have no employment contracts with its Named Executive Officers.  Roy Brown is compensated for services as they are provided.

The Company and its subsidiary have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Company or its subsidiary, a change of control of the Company or its subsidiary, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

There was no compensation paid to directors in their capacity as directors of the Company or its subsidiary, in their capacity as members of a committee of the board of directors of the Company or its subsidiary, or as consultants or experts, during the Company’s most recently completed financial year.  During the Company’s most recently completed financial year the Company paid Amisano Hanson, Chartered Accountants (of which Terry Amisano and Kevin Hanson, two directors of the Company, are partners) $18,000 (plus applicable taxes) for office rent and supplies, $14,092 (plus applicable taxes) for accounting services and $12,000 for consulting services (plus applicable taxes).

The Company did not grant any incentive stock options to directors, officers, employees or consultants of the Company during the Company’s most recently completed financial year.

Equity Compensation Plan Information

The following table sets out those securities of the Company which had been authorized for issuance under equity compensation plans as at the end of the Company’s most recently completed financial year ended December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	375,000	$0.075	1,311,360
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	375,000	$0.075	1,311,360

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiary, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiary since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors and the confirmation of the Company’s stock option plan (as a result of directors and officers being eligible to receive stock options in the Company).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Save and except as disclosed under this heading, none of the persons who were directors or executive officers of the Company or its subsidiary at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiary.

Roy Brown, the Company’s Chief Financial Officer and Secretary, has an interest in the agreement dated September 24, 2003 (as amended) between the Company (and its subsidiary, Rock Creek Minerals Ltd.) and Byard MacLean pursuant to which the Company acquired an option to purchase a 100% interest in the Rock Creek mineral claims located in British Columbia.  The agreement called for Byard Maclean to retain a 20% Net Profits Interest (NPI) in the claims but acknowledged that Maclean had transferred 37.5% of the 20% NPI to Roy Brown (who at the time was neither a director or officer of either the Company or Rock Creek Minerals Ltd.).  By October 2005, the Company and Rock Creek Minerals Ltd. had earned an undivided 30% interest in the Rock Creek claims.  In October of 2005, the Company and Rock Creek Minerals Ltd. amended the initial option agreement with Maclean to provide that the Company and Rock Creek Minerals Ltd. would purchase the remaining undivided 70% interest in the Rock Creek claims for $20,000.  The 70% interest included Maclean’s portion of the 20% NPI that he had not transferred to Roy Brown.  Following this agreement the Company and Rock Creek Minerals Ltd. agreed with Roy Brown to change his interest in the Rock Creek claims (then consisting of a 7.5% NPI) to a 10% NPI.  Roy Brown obtained this increase in interest after becoming the Company’s Chief Financial Officer and Secretary (and director and officer of Rock Creek Minerals Ltd.).

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which included $20,000 from each of two private companies controlled by Terry Amisano and Kevin Hanson (each a director of the Company) and $20,000 from Greg Burnett, who is a significant shareholder of the Company. The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory notes dated March 27, 2007, the Company borrowed a further $100,000 from various lenders, which included $20,000 from each of two private companies controlled by Terry Amisano and Kevin Hanson, $20,000 from Greg Burnett and $20,000 from Alan Crawford (a director of the Company).  The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiary are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiary.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate Morgan & Company, Chartered Accountants, for re-appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Morgan & Company, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  Morgan & Company, Chartered Accountants, was first appointed as auditor of the Company on August 3, 2000.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company.  The Company's current audit committee consists of Messrs Kevin Hanson, Alan Crawford and Terry Amisano.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

The majority of all of the members of the audit committee of the Company are independent, as that term is defined.  Mr. Amisano is not independent under MI 52-110 as a result of being the President and Chief Executive Officer of the Company and therefore being considered to be an executive officer of the Company.

Relevant Education and Experience

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined.

Kevin Hanson is financially literate as he has been a Chartered Accountant since 1983.

Terry Amisano is financially literate as he has been a Chartered Accountant since 1985.

Alan Crawford is financially literate as he holds a Masters in Business Administration (1992) and serves on the audit committee of Northern Hemisphere Development Corp.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)

an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiary to Morgan & Company, Chartered Accountants, for services rendered in the last two fiscal years:

	2005	2006
Morgan & Company	($ thousand)
Audit fees(1)	$3,000	$6,000
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees(4)	Nil	Nil
Total	$3,000	$6,000

Notes:

(1)

Aggregate fees billed by the Company’s auditor (or accrued).

(2)

Aggregate fees billed by the Company’s auditor (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and not contained under “Audit Fees”.

(3)

Aggregate fees billed by the Company’s auditor (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.

(4)

Aggregate fees billed by the Company’s auditor (or accrued) and not included above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating three individuals to the Company’s board of directors (the “Board”), all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under MI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company.  Of the proposed nominees, Terry Amisano is an “insider” or management director (as a result of being an executive officer of the Company) and accordingly such person is not considered to be “independent” within the meaning of MI 52-110.  The two other directors are considered by the Board to be “independent” within the meaning of MI 52-110.

The Board does not currently have a Chair and does not consider that, at this stage of the Company’s development, it is necessary to have one.

Directorships

The following director of the Company is a director of other reporting issuers:

•

Alan Crawford is a director of Northern Hemisphere Development Corp. and Northern Continental Resources Ltd.

Orientation and Continuing Education

The Board does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors.  At this stage of the Company’s development the Board does not feel it necessary to have such policies or programs in place.

Ethical Business Conduct

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics.  However, the current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained.  As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination and Assessment

The Board has not yet had to select new nominees to the Board and, therefore, a formal process has not been adopted.  The Board expects that when the time comes to appoint new directors to the Board that the nominees would be recruited by the current Board members, and the recruitment process would involve both formal and informal discussions among Board members and the CEO.  The Board monitors, but does not formally assess, the performance of individual Board members and their contributions.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.

Compensation

The quantity and quality of the Board compensation is reviewed on an annual basis.  At present, the Board is satisfied that the current compensation arrangements, which currently consist solely of incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Company.  The number of options to be granted is determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.  At this time, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

Other Board Committees

At the present time, the only standing committee is the Audit Committee. The written charter of the Audit Committee, as required by MI 52-110, is contained in Schedule “A” to this Circular.  As the Company grows, and its operations and management structure became more complex, the Board expects it will constitute formal standing committees, such as a Corporate Governance Committee, a Compensation Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation of Stock Option Plan

Shareholders are being asked to confirm the Company’s Stock Option Plan dated March 31, 2004 which was initially approved by the shareholders of the Company at the meeting of shareholders held on June 30, 2003 and last confirmed at the Company’s annual general meeting held on June 9, 2006.  The Stock Option Plan has also been approved by the directors of the Company and the TSX Venture Exchange (the “Exchange”).  There have been no changes to the Stock Option Plan since it was adopted and approved by the shareholders.  The purpose of the Stock Option Plan is described in the section “Executive Compensation – Options and Stock Appreciation Rights (SARS)” of this Circular.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or any consultant which in any one year will exceed 2% of the issued and outstanding shares of the Company or in any one year period to those persons employed by the Company who perform investor relations services which will, when exercised, in aggregate, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan.  Options granted to an option holder who is engaged in investor relations activities must also expire within 30 days after the option holder ceases to be so engaged.

5.

The options may be subject to such vesting schedule over time as the board of directors may, in their discretion, implement or as may be required by the Exchange.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting,  the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT approval of the Company’s Stock Option Plan is hereby confirmed.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided by the Company’s comparative annual financial statements to December 31, 2006.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting Kevin Hanson at Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, telephone: 604-689-0188.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 24th day of May, 2007.

ON BEHALF OF THE BOARD

(signed) “Terry M. Amisano”

Terry M. Amisano,

President and Chief Executive Officer

ZENA CAPITAL CORP.

Schedule “A”

Audit Committee Charter

The Audit Committee is a committee of the Board to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The Audit Committee will:

(a)

review and report to the Board of Zena Capital Corp. (“Zena”) on the following before they are published:

(i)

the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of Zena;

(ii)

the auditors report, if any, prepared in relation to those financial statements,

(b)

review Zena’s annual and interim earnings press releases before Zena publicly discloses this information,

(c)

satisfy itself that adequate procedures are in place for the review of Zena’s public disclosure of financial information extracted or derived from Zena’s financial statements and periodically assess the adequacy of those procedures,

(d)

recommend to the Board:

(i)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Zena; and

(ii)

the compensation of the external auditor,

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Zena, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)

monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls that management and the Board have established,

(g)

monitor the management of the principal risks that could impact the financial reporting of Zena,

(h)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by Zena regarding accounting, internal accounting controls, or auditing matters;

(ii)

the confidential, anonymous submission by employees of Zena of concerns regarding questionable accounting or auditing matters,

(i)

pre-approve all non-audit services to be provided to Zena or its subsidiary entities by Zena’s external auditor,

(j)

review and approve Zena’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Zena,

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109,

(l)

review and recommend to the Board any changes to accounting policies;

(m)

review the opportunities and risks inherent in Zena’s financial management and the effectiveness of the controls thereon; and

(n)

review major transactions (acquisitions, divestitures and funding).

Composition of the Committee

The committee will be composed of 3 directors from Zena’s Board the majority of whom will be independent.  Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with Zena which, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.

reporting to the Board on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors meeting; and

2.

reviewing, and reporting to the Board on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by Zena.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ZENA CAPITAL CORP.

I/We being holder(s) of the Company hereby appoint:

Terry Amisano, a Director of the Company, or failing this person, **Kevin Hanson** a Director of the Company, or in the place of the foregoing,

(print the name) ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

<u>THIS FORM MUST BE SIGNED AND DATED ABOVE.</u>

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder***, who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

Request for Voting Instructions (“VIF”)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
ZENA CAPITAL CORP.

TO BE HELD AT SUITE 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON THURSDAY JUNE 28, 2007, AT 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below.  Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To fix the number of directors for the ensuing year at three			N/A
2. To elect Terry Amisano as Director		N/A
3. To elect Kevin Hanson as Director		N/A
4. To elect Alan Crawford as Director		N/A
5. Appointment of Morgan & Company as auditor of the Company		N/A
6. To confirm the Company’s stock option plan as set out in accompanying Information Circular			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A)   VOTE IN PERSON AT THE MEETING or

B)   APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL

       TO VOTE ON YOUR  BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote.  If you require assistance in completing this form, please contact Janet Cleary at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1.

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

2.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

3.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

4.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

5.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

6.

If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

7.

To be represented at the Meeting, VIFs must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at http://webvote.pctc.com.   To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683).  Please have this proxy in hand when you call.  A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.  Fax number 604-689-8144.  Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual.  Do not mail the printed proxy or VIF if you have voted by internet or telephone.

May 24, 2007

Dear Shareholder:

ZENA CAPITAL CORP.

(the “Company”)

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

ZENA CAPITAL CORP.

Suite 604, 750 West Pender Street

Vancouver, B.C.

V6C 2T7

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A

OF ZENA CAPITAL CORP.

☐

A.   Please send me the annual financial statements and MD&A.

☐

B.   Please send me the interim financial statements and MD&A.

☐

C.   Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

Signature

Name of Shareholder - Please Print

Address

Postal Code

Name and title of person signing, if different from
name above

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2007 and December 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	March 31,	December 31,
ASSETS	2007	2006

Current
Cash – Note 3	$ 12,225	$ 11,861
GST receivable	4,736	8,493
Due from related party	-	1,400
Prepaid expenses	3,525	-

	20,486	21,754
Mineral property – Notes 2, 6 and Schedule 1	474,581	474,581

	$ 495,067	$ 496,335

LIABILITIES

Current
Accounts payable – Note 6	$ 304,751	$ 267,591
Promissory notes – Note 4	100,000	100,000

	404,751	367,591

SHAREHOLDERS’ EQUITY

Share Capital – Note 5	740,784	740,784
Contributed surplus	21,450	21,450
Deficit accumulated during the exploration stage	(671,918)	(633,490)

	90,316	128,744

	$ 495,067	$ 496,335

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended March 31, 2007 and 2006 and

for the period February 8, 2000 (Date of Inception) to March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

			February 8,
			2000 (Date of
			Incorporation)
	Three months ended		to
	March 31,		March 31,
	2007	2006	2007

Administrative expenses
Accounting and audit fees – Note 6	$ 6,650	$ 3,500	$ 106,674
Consulting – Note 6	18,000	18,000	201,427
Filing fees	3,767	3,378	58,687
Interest and bank charges – Note 6	3,748	2,499	23,756
Investor relations costs	264	680	12,585
Legal fees	1,506	-	94,645
Office and miscellaneous – Note 6	2,250	2,570	63,504
Printing	-	-	6,144
Rent – Note 6	2,250	3,150	62,946
Sponsorship costs	-	-	22,250
Transfer agent	-	671	35,885
Travel – Note 6	-	-	13,777

Loss before other items	(38,435)	(34,448)	(702,280)

Other items
Interest income	7	-	29,692
Property investigation costs	-	-	(5,680)
Write-down of promissory note	-	-	(6,000)
Stock-based compensation	-	-	(23,250)

Loss for the period before income tax provision	(38,428)	(34,448)	(707,518)
Recovery of future income tax asset	-	-	35,600

Net loss for the period	(38,428)	(34,448)	(671,918)

Deficit, beginning of period	(633,490)	(458,851)	-
Deficit, end of period	$ (671,918)	$ (493,299)	$ (671,918)

Basic and diluted loss per share	$ (0.00)	$ (0.00)
Weighted average number of shares outstanding – Note 5	16,863,604	15,002,499

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three months ended March 31, 2007 and 2006 and

for the period February 8, 2000 (Date of Inception) to March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

			February 8,
			2000 (Date of
			Incorporation)
	Three months ended		to
	March 31,		March 31,
	2007	2006	2007

Operating Activities
Net loss for the period	$ (38,428)	$ (34,448)	$ (669,738)
Non-cash transactions:
Write-down of promissory note	-	-	6,000
Stock-based compensation	-	-	23,250
Recovery of future income tax asset	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	3,757	853	(4,168)
Due from related party	1,400	-	-
Prepaid expenses	(3,525)	(2,625)	-
Accounts payable	37,160	21,887	298,478

Cash from (used in) operating activities	364	(14,333)	(381,778)

Investing Activities
Promissory note receivable	-	-	(6,000)
Mineral property costs	-	(23,500)	(474,581)

Cash used in investing activities	-	(23,500)	(480,581)

Financing Activities
Shares issued for cash	-	46,875	674,584
Convertible debenture	-	-	100,000
Promissory notes	-	-	100,000

Cash provided by financing activities	-	48,875	874,584

Increase in cash during the period	364	9,042	12,225

Cash, beginning of period	11,861	41,127	-

Cash, end of the period	$ 12,225	$ 50,169	$ 12,225

…/cont’d

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three months ended March 31, 2007 and 2006 and

for the period February 8, 2000 (Date of Inception) to March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

February 8,
2000 (Date of
Incorporation)
	Three months ended		to
	March 31,		March 31,
	2007	2006	2007

Cash represented by:
Cash	$ 8,071	$ 46,169	$ 8,071
Funds held in trust – Note 3	4,154	4,000	4,154

	$ 12,225	$ 50,169	$ 12,225

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	6,750,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	11,002,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	11,002,000	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	11,002,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508

…/cont’d

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares issued for cash
On exercise of share purchase options – at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Shares issued on conversion of debentures – at $0.1017	983,605	100,000	-	-	-	100,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the period	-	-	-	-	(174,639)	(174,639)

Balance, December 31, 2006	16,863,604	740,784	-	21,450	(633,490)	128,744
Net loss for the period	-	-	-	-	(36,248)	(36,248)

Balance, March 31, 2007	16,863,604	$ 740,784	$ -	$ 21,450	$ (669,738)	$ 92,496

* The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Schedule 1

(An Exploration Stage Company)

INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the three months ended March 31, 2007 and

for the year ended December 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Balance at		Balance at		Balance at
	December 31,		December 31,		March 31,
	2005	Additions	2006	Additions	2007

Acquisition costs
Option and acquisition payments	$ 20,000	$ 10,000	$ 30,000	$ -	$ 30,000
Legal and related fees	9,211	15,475	24,686	-	24,686
Advance royalty payments	4,000	12,000	16,000	-	16,000

Balance, ending	33,211	37,475	70,686	-	70,686

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	94,925	44,853	139,778	-	139,778
Drilling	36,081	5,118	41,199	-	41,199
Excavation	-	3,199	3,199		3,199
Geology	18,481	-	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Insurance	-	1,000	1,000		1,000
Leasing costs	14,550	5,100	19,650	-	19,650
Project supervision and engineering	89,293	548	89,841	-	89,841
Travel	14,924	6,974	21,898	-	21,898
Other	5,279	5,503	10,782	-	10,782

Balance, ending	278,883	72,295	351,178	-	351,178

Equipment costs	36,394	1,323	37,717	-	37,717

Permit deposits	3,000	12,000	15,000	-	15,000

	$ 351,488	$ 123,093	$ 474,581	$ -	$ 474,581

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2006 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2006, annual financial statements.

Note 2

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totaling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  In addition, minimum advance royalty payments of $4,000 per year, commencing July 21, 2003, were recorded as payables for July 31, 2004, 2005 and 2006.  The Company is also required to pay $90,000 on commencement of commercial production.

Note 3

Restricted Cash

Included in cash is $4,154 (December 31, 2006: $4,154) held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Note 4

Promissory Notes

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.  Accounts payable includes $10,381 in interest with respect to these notes of which $6,370 is due to the related parties.

By five promissory notes dated March 26, 2007, the Company borrowed $100,000 from various lenders, which included $80,000 from related parties.  This financing was completed subsequent to March 31, 2007.  The parties are related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 2

Note 5

Share Capital

a)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

b)

Issued:

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.  The number of shares issued and all other commitments to issue shares has been retroactively restated.

c)

Escrow Shares:

At March 31, 2007 there were 1,213,392 (December 31, 2006:  1,213,392) common shares held in escrow.  The escrow shares were released to the shareholders  on April 1, 2007.

d)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted
		Average
	Number	Value

Options outstanding, December 31, 2006	375,000	$0.075
Options exercised	-	$ -
Options expired	-	$ -

Options outstanding, March 31, 2007	375,000	$0.075

At March 31, 2007, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 3

Note 6

Related Party Transactions – Notes 2 and 4

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

			February 8,
			2000 (Date of
	Three months ended		Inception) to
	March 31,		September 30,
	2007	2006	2006

Accounting	$ 3,150	$ 1,500	$ 78,687
Consulting	18,000	18,000	171,000
Interest	2,219	2,466	15,034
Office and miscellaneous	2,250	2,250	55,747
Rent	2,250	3,150	55,275
Travel	-	-	1,575

Deferred exploration:
Consulting	-	10,500	119,087

	$ 27,869	$ 37,866	$ 496,405

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2007 is $237,883 (December 31, 2006: $210,694) due to a partnership controlled by two directors of the Company and due to a company controlled by a significant shareholder of the Company.  Accounts payable and accrued liabilities also includes a total of $14,348 owing to companies controlled by directors of the Company, a significant shareholder of the Company, a director of the Company and as spouse of a director of the Company, all with respect to accrued interest on promissory notes and prior convertible debentures.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital  Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

May 25, 2007
Date

/s/ Terry Amisano
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

5.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending March 31, 2007;

6.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

8.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

May 25, 2007
Date

/s/ Roy Brown
Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.

QUARTERLY REPORT

for the three months ended March 31, 2007

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report: May 25, 2007

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 2

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

Operations during the three months ended March 31, 2007 were primarily related to fund raising.  During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the Order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed the Order with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 3

The Company agreed with and has followed the MAB process.  By an Arbitration Order dated February 24, 2006, the matters related to access as outlined in the Mediation Order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order.  The Company commenced its exploration programs in July and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order.  The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order.  As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral - barite, including bulk sampling and reclamation of these claims.  The reclamation work, as required by the Order dated February 24, 2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.  The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral.  In that regard, the Company, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.  This company has commenced its due diligence process in April, 2007.

The landowner has filed a statement of defence to the Company’s claim and has filed a counterclaim against the Company.  The Company intends to respond to the statement of defence and views the counterclaim as frivolous and is confident that it will be successful in its defence and it is unlikely to suffer any loss.  Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bared interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  On November 30, 2006 the principal portion of the debentures were converted into 983,607 common shares at $0.1017 per share.  No warrants were issued.  These debentures were payable to directors of the Company, a spouse of a director of the Company and a significant shareholder of the Company.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 4

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory note dated March 27, 2007, the Company borrowed a further $100,000 from various lenders, which includes $80,000 from related parties. The parties are related by virtue of being companies with common directors, a director of the Company and a significant shareholder of the Company.   The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.  The proceeds of this financing will be applied to exploration on the Company’s Industrial Mineral Property and for general working capital.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended December 31,
	2006	2005	2004

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(174,639)	(193,598)	(142,021)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.01)	(0.04)	(0.02)
Net loss	(174,639)	(193,598)	(142,021)
Basic and diluted loss per share	(0.01)	(0.04)	(0.02)
Total assets	496,335	401,248	370,153
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004.  The TSX’s approval of the qualifying transaction was on April 2, 2004.  After that date, the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 in the year ended December 31, 2004 to approximately $350,000 in the year ended December 31, 2005 and $474, 581 during the year ended December 31, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 5

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss during the three months ended March 31, 2007 over the comparative period of 2006 generally remained consistent, except for an increase in interest expense, which relates to the interest on the promissory notes as discussed in section 1.5.  Legal fees related to administrative expenses has increased primarily due to the costs related to the promissory notes which were received subsequent to March 31, 2007.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	Mar. 31,	Dec. 31,	Sep. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2007	2006	2006	2006	2006	2005	2005	2005

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	$ (38,428)	$ (37,887)	(50,913)	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)
Per share	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.0)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Net income (loss):
Total	$ (38,428)	$ (37,887)	(50,913)	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)
Per share	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $38,428 for the three months ended March 31, 2007.  Administrative expenses for the three months ended March 31, 2007 has increased by $3,987 compared to the three months ended March 31, 2006.  This is primarily due to more activity by the Company with respect to its mineral claims and financing arrangements.  Legal fees in the current period were primarily related to the Falkowski claim.  Interest costs increased during the current three month period due to interest costs associated with the promissory notes.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 6

The Company recorded a total of $Nil in costs for the three months ended March 31, 2007 on the Industrial Mineral Property, as described above.  This lack of costs incurred on the Property is primarily due to the Company not having funds to undertake further programs on the Property.  Details of these costs are disclosed in Schedule 1 of the financial statements.

1.6

Liquidity

The Company has total assets of $495,067.  The Primary assets of the Company are cash of $12,225 and a mineral property carried at $474,581.  The Company currently has $100,000 in promissory notes due and has a total working capital deficiency of $377,992.  Due to the fact that the Company has borrowed a further $100,000, $80,000 of which was borrowed from related parties, subsequent to March 31, 2007, it is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.  In addition, approximately $250,109 of the accounts payable and the $100,000 in promissory notes are all due to either related parties or close business associates which are not likely to make demands that would put the Company at any significant liquidity risk.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $474,581.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and companies controlled by directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company and a Company controlled by that shareholder (Greg Burnett):

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 7

			February 8, 2000
			(Date of
	Three months ended		Incorporation) to
	March 31,		December 31,
	2007	2006	2006

Administrative expenses
Accounting	$ 3,150	$ 1,500	$ 78,687
Consulting	18,000	18,000	171,000
Interest	2,219	2,466	15,034
Office and miscellaneous	2,250	2,250	55,747
Rent	2,250	3,150	55,275
Travel	-	-	1,575

Deferred exploration costs:
Consulting	-	10,500	119,087

	$ 27,869	$ 37,866	$ 496,405

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at March 31, 2007 is $93,883 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $144,000 due to a company controlled by a significant shareholder of the Company (Greg Burnett).  These amounts relate to unpaid fees accumulated for over two years with respect to consulting fees, accounting services, rent and other office expenses.

Included in promissory notes is a total $60,000 owing to two private companies controlled by Terry Amisano and Kevin Hanson, as to $20,000 each, and Greg Burnett, as to $20,000, a significant shareholder of the Company.  Accounts payables includes $14,348 in interest with respect to these promissory notes and former outstanding convertible debentures.  The interest is due to Greg Burnett, Terry Amisano, Brenda Hanson and Alan Crawford.

1.10

First Quarter

The first quarter events were primarily related to financing and administration of the Company.  The Property work will recommence in April with the due diligence being conducted by a company interested in the Project (see 1.2).

1.11

Proposed Transactions

N/A

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 8

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

The Company adopted no new accounting policies during the three months ended March 31, 2007.

1.14

Financial Instruments and Other Instruments

The carrying value of cash, due from related party, accounts payable and promissory notes approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

ii)

Common Shares Issued:

	Number*	Amount

Balance, December 31, 2006	16,863,604	$ 740,784
Shares issued for cash stock options	-	-
Transfer from contributed surplus	-	-

Balance, March 31, 2007 and May 25, 2007	16,863,604	$ 740,784

* The number of shares issued has been retroactively restated for a three for one forward split on August 16, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2007 – Page 9

iii)

Share Purchase Options

At March 31, 2007 and May 25, 2007, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

iv)

Escrow Shares:

At March 31, 2007, there were 1,213,392 common shares held in escrow.  These escrow shares were released to the shareholders on April 1, 2007.

c)

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President and the Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures.  Based on that evaluation, the President and Chief Financial officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company’s President and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: July 12, 2007           By /s/ Terry Amisano____________________

                                     Terry Amisano, President/Director